Filed by Pioneer Natural Resources Company
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Evergreen Resources, Inc.
Commission File No. 1-13171

     On May 4, 2004, Pioneer Natural Resources Company (“Pioneer”) and Evergreen Resources, Inc. (“Evergreen”) announced the proposed merger of a wholly-owned subsidiary of Pioneer with and into Evergreen. Set forth below are (i) a transcript of an interview of a Pioneer executive by The Wall Street Transcript, (ii) a news release dated August 2, 2004 announcing financial and operating results for the quarter ended June 30, 2004, and (iii) slides presented at the second quarter earnings webcast conference call held by Pioneer on August 2, 2004.

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THE WALL STREET TRANSCRIPT
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ENE17
July 9, 2004

JAY STILL
VP, Gulf of Mexico Operations
Pioneer Natural Resources
5205 O’Connor Boulevard
Suite 900
Irving, TX 75039
(972) 444-9001
(972) 969-3559 — FAX
www.pioneernrc.com

     TWST: Could you begin with a brief historical sketch of Pioneer Natural Resources and a picture of the things you’re doing at the present time?

     Mr. Still: Pioneer Natural Resources was formed in 1997 with the merger of Parker & Parsley, which was primarily a West Texas oil operator, with Mesa Petroleum, which was primarily a Hugoton/West Panhandle gas producer. Both companies were comprised of long-lived assets. Today, primarily through the drillbit, we have grown to become a company over 1 billion barrels that is strong on all fronts: development, exploitation, exploration and acquisitions. Our domestic producing properties are located in the Spraberry field in West Texas, the Hugoton field in Kansas, the West Panhandle field in North Texas, the Pawnee field in South Texas and the deepwater Gulf of Mexico. We also have international production from the Neuquen Basin and Tierra del Fuego in Argentina, Alberta and British Columbia provinces in Canada, offshore South Africa, and the Ghadames Basin in Tunisia. We recently opened a satellite office in Libreville, Gabon, where we anticipate first production as early as 2006. Our exploration portfolio is focused on acreage positions in the Gulf of Mexico, Alaska, North Africa and West Africa.

     TWST: I believe that the last three years have been more successful for Pioneer than for many other competing companies. Could you tell us why?

     Mr. Still: After 1997, with the mergers of two predominantly development-based companies, we embarked on an effort to build our exploration program. And with a company of our size and culture, we found it easy to attract extremely talented explorationists, and from there embarked on an exploration effort that saw early success, especially in the deepwater Gulf of Mexico. We had three large discoveries in the deepwater that we have brought on over the past two years, which have added tremendously to our production and reserve base. In addition, we have also made significant discoveries in South Africa, Gabon, Tunisia, and Alaska. So we really built the company over the last several years through the exploration drillbit and very strong exploitation skills. We have continued to expand and acquire properties around our core assets that we know very well. We apply the right technologies to them, the right operation skills, and will continue to grow in these well-developed fields internally as well as externally, adding on new areas around fields. So it’s really been through a combination of exploration or exploitation that we’ve been very successful.

     TWST: I believe that you’ve made an agreement to acquire Evergreen Resources, which would be quite significant.

     Mr. Still: Yes, it will. It’s a $2.1 billion company. They have been equally successful through the drillbit, primarily through coal bed methane. Their principal field is the Raton in southern Colorado, and they have additional coal bed methane opportunities in Canada and the Rockies. The tight gas and unconventional plays have been extremely robust in the Rockies over the last few years. Infrastructure in the Rockies continues to improve, and margins continue to narrow between Rockies and Henry Hub prices. So it’s really been a growth area.

     To be a really strong independent, it’s absolutely critical to be firing on all cylinders. You can explore, you can exploit, and you can acquire. It is necessary to have a balanced portfolio of very stable longer-life assets along with prolific shorter-life assets like those in the deepwater Gulf of Mexico and South Africa which have tremendous production volumes. You also need some stability in the portfolio, cash flow-generating machines like Spraberry and Hugoton. That was really the basis of the acquisition. These are some really good longer-life asset fields that have a lot of exploitation potential remaining in them. We feel that these fields are less than 50% developed. The companies were of a size that they needed to make a strategic move, and the merger with us was a great fit.

     TWST: What will be the key elements in your activities over the next three years or so?

     Mr. Still: We will need to be good stewards of capital. Our current forecasts indicate that our cash flow will far exceed our base capital budget. The bulk of our capital budget will go to low-risk development of our onshore assets in the U.S. and Argentina where we get excellent returns on our investment. We will of course continue to do bolt-on acquisitions and developments around those areas.

     We also have exciting exploration prospects lined up in the Gulf of Mexico, Alaska, and in North and West Africa. Despite our relatively full exploration program, we continue to find ways to high-grade the portfolio. Exploration is a statistical game, and it is important to appropriately measure risk in order to optimize your portfolio.

     That said, we will be continuing to develop offshore exploration discoveries that we’ve made in Alaska and Gabon, and onshore Tunisia. These are exploration discoveries that we will be developing over the next two to four years to bring on production, and we have a very strong exploration program planned on prospects within range of our current assets and infrastructure.

     We anticipate that these activities will deliver compound annual growth near our targeted 10%, while consuming only about 60-70% of our cash flow.

     TWST: Will the international activities become proportionally more important?

     Mr. Still: Right now, we’re probably 80% domestically-based, which is important. Domestically-based operations are lower risk in terms of development, stability, fiscal position, etc. However, those opportunities are fewer and fewer compared to what is available internationally. So like it or not, in order to grow, a very strong international component is required.

     TWST: In the countries you mentioned I don’t think there are too many problems at the moment, are there?

     Mr. Still: There aren’t at the moment, but you could have said that about Argentina three years ago, and while we’re seeing significant improvements, Argentina was an issue over the last three years.

     TWST: Could you talk about problems and challenges?

     Mr. Still: I think as an industry, we’re opportunity-limited. The easy stuff is gone, and we’re moving into deeper and deeper waters, deeper and deeper drilling, and into more and more remote countries for oil and gas. So that is a challenge. Fortunately technology continues to improve. We continue to be able to develop fields more cheaply in more difficult environments. So technology is keeping pace. I wish I had the technology today that we’ll see 10 years from now.

     I think another challenge the industry faces concerns human resources. The average age in our industry is probably 45-50 for the technical professional. We’ve had dry periods where we have not brought in new talent, and I think that’s going to be a tremendous challenge in the next 10 years. That’s something that we as a company have really focused on in the last couple of years, bringing in that new talent and developing them and getting them ready to take the ball.

     TWST: Why is it that new talent hasn’t been developed, and what specifically are you offering in terms of the company culture to attract new talent?

     Mr. Still: Unfortunately we don’t have a lot of control over a significant piece of our business, commodity price. In the past, through commodity price swings, the survival mechanism was to reduce cost to a level where you could survive, and the easiest way to reduce cost is to reduce human capital. So when I started this industry in 1985 we saw tremendous reductions through layoffs in an $10 oil environment and a $1.50 gas environment. Today, even though you have stronger commodity prices, it is difficult to attract those who decided to pursue a less cyclical industry. If you throw all that together you can see why you have not had new people coming into the industry.

     Technology has also increased, so our industry is more productive today with half as many people. All of those have worked together to reduce the new entries into our industry.

     What does it take to be able to acquire quality individuals? You must focus on the culture of the company. Is this a place those people want to come and work? The people that come to work for us see that they can have an impact. We’re small enough that when we’re successful, they can see their name on it, and vice versa. We give those people the opportunity and the environment to be a part of something special.

     We throw the right technologies at the right project. It’s that culture that is extremely important and motivates individuals. We want to have impact. Do they see an organization where they can thrive and have their ideas drilled?

     TWST: Can you tell us a little bit about the technological advances that are coming along now and in the near future?

     Mr. Still: Ten years ago, we couldn’t have imagined what we could do in the industry today. The technological advances that we’re having are more in the 3-D seismic and 4-D seismic processing arena. You can image the sub-surface much better and that continues to improve every year.

     We probably started using 3-D seismic in the early 1980s. If you look at one of the 3-D images from then compared to today, it’s a completely different picture. There have been absolutely amazing technological advances in that.

     Deepwater technologies continue to progress at a rapid pace. We participate in what is the deepest water production in the world from Canyon Express, which is in 7,000 feet of water, but we’re already drilling in 10,000 feet of water and have equipment and processes that we can develop fields in 10,000 feet of water. Those have been some of the most significant technological improvements, and key to developments in offshore West Africa, Gulf of Mexico and Brazil. Really pushing the limits of the ocean environment and other hostile areas has allowed a tremendous amount of development.

     TWST: What would you reasonably expect the company to look like three years from now, and what will be the financial milestones along the way that investors would want to be looking for?

     Mr. Still: Our company really focuses on value. Production growth, reserve replacement, and finding and development costs are all metrics that are used to measure success in our industry. Our number one goal is to add value, whether that’s through the drillbit, acquisitions, debt reduction, or buying back our stock. The value added is the metric we utilize to make investment decisions.

     We have an internal growth target of around 10% per year. In some years you may grow 20% and other years you may grow 5%. That’s just the nature of our business in timing the projects and getting new production online.

     Having achieved investment grade status earlier this year, we are committed to further reducing debt to get to a point with a solid balance sheet to move forward, with the ability to be opportunistic when properties in our core areas become available. We’ve made huge strides in reducing our debt, which is a key focus this year. We want to get our debt below 40% debt to book by 2005, which we are on track to do.

     TWST: Could you tell us a little bit about the backgrounds of a couple of the key people in the company, including yourself?

     Mr. Still: I came from Mobil Oil. I worked with them for about 10 years and was lured to Parker & Parsley by the CEO Scott Sheffield, who is Pioneer’s current CEO. He had a vision of getting this company to the next level. His vision in 1995 was to grow a company that was primarily involved in exploitation activities into a world-class explorer with a balanced opportunity set. Being a younger engineer coming out of a major and seeing the opportunity to participate in that vision was extremely powerful for me at that time.

     Scott has always been a very visionary guy. He has surrounded himself with good people and instills confidence and gives people the opportunity to run their own business. At the same time, Scott’s primary considerations are for the business over the next three to five years. That’s where he focuses most of his time. He has led this company from the very early days when it was primarily one asset into a large independent. He’s a tremendously talented individual.

     One of Scott’s most distinguishing traits is that they are very down to earth, very approachable, encouraging open discussion and communication at all levels. That type of personality is extremely important in allowing a company to attract really good people.

     TWST: What are the key elements in your investor relations program?

     Mr. Still: Chris can probably speak to that better than I can. In my opinion, you’ve got to be accessible. You have to have a good story behind you and the facts to back it up. But Chris can expound on that.

     Mr. Paulsen: I think a big part of it is trying to provide options to the investors and helping them understand the opportunities we have in place. That’s a continuous struggle that we go through. The investors are always asking, “What have you done for me lately?” We have more of a long-term focus in running this business and, from an investor relations standpoint, it is important to help people understand that this is a three-to-five year cycle business. We do everything in our power to make sure that we’re stronger three years down the line than we are today.

     We would like investors to understand that we do have the options in place that will allow us to grow at an average 10% clip through the rest of the decade. That provides a strong base to allow us to go ahead and explore.

     We also have commercialization projects in the mix that will allow us to continue to grow from 2006 through 2010. These are discoveries that are already in the pipeline and are just waiting to be developed. We also have a high-impact exploration portfolio that is as robust as it ever has been, with four key focus areas in Alaska, Gulf of Mexico, West Africa and North Africa. Finally, we have over a billion dollars in free cash flow in 2005 and 2006 beyond our current capital budget plans at our discretion.

     TWST: What are the three or four best reasons for the long-term investor to be taking a very good look at Pioneer?

     Mr. Still: As Chris said, I think we have a very balanced portfolio, starting from an extremely solid base that we continue to develop. We also have a very attractive exploration portfolio. On top of that, we’re good acquirors. We’ve been tremendously successful over the last couple of years in completing bolt-on acquisitions that are extremely important to our business mix.

     TWST: Could you share your thoughts on the effects on a company like yours as far as what could happen in the world situation?

     Mr. Still: We are in a lot of international arenas. The world is becoming a lot more complex and a lot more dangerous. We have to approach our business with more focus on security and managing risk.

     I think we’ve proven we can manage that. The industry as a whole has worked in some pretty ugly areas around the world in hostile times and has been successful. But it does make things a lot more complex.

     TWST: Is there anything you’d like to add about the culture at Pioneer?

     Mr. Still: I think I’ve talked about this a little bit, but I’ll reiterate that it is a very competitive industry as far as getting good people. People are out there, but to get the good people that you want working for your company and that can make you successful, it is extremely competitive from the senior level people all the way to new college graduates. College recruiting is extremely competitive, with a lot of demand, and really too few people of top quality.

     Your company has to be a company that people would like to work for. Teamwork is extremely important, as well as having an enjoyable environment. You spend most of your waking hours at work, and if it’s not an enjoyable place where someone feels that they can be successful and be part of the team and part of the success, you’re going to have a hard time attracting people. We spend a lot of time working on that, to make sure that we have that type of environment, and it’s a very personable environment.

     TWST: Is there anything you’d like to add regarding the company’s long-term objectives?

     Mr. Still: Our long-term objectives are that we need to continue to add value through per share growth. I think that’s the bottom line. We really have to look at those as opportunities as they present themselves, and determine if it can really add value for our shareholders. I think we heave one of the best portfolios of assets giving us the options that we need to do just that.

     TWST: Thank you. (MC)

NEWS RELEASE

Investor Relations Contacts:
Susan Spratlen or Chris Paulsen  (972) 444-9001

Pioneer Reports Second Quarter 2004 Results

Dallas, Texas, August 2, 2004 — Pioneer Natural Resources Company (“Pioneer”) (NYSE:PXD) today announced financial and operating results for the quarter ended June 30, 2004.

Pioneer reported net income of $69.7 million, or $0.58 per diluted share, for the second quarter of 2004 and $129.9 million, or $1.08 per diluted share, for the six months ended June 30, 2004. For the same periods last year, Pioneer reported net income of $77.2 million, or $0.65 per diluted share, and $161.4 million, or $1.36 per diluted share, respectively. For comparative purposes, the 2004 results include noncash deferred income tax expense of $47.1 million and $79.9 million for the three and six month periods, respectively, while the corresponding 2003 results included nominal amounts of noncash deferred income tax benefits. The significant year-to-year change in deferred income taxes is principally attributable to the Company’s reversal of its deferred tax valuation allowance in the U.S. during the third quarter of 2003.

Income before income taxes and cumulative effect of change in accounting principles increased by $41.6 million, or 52%, and $70.5 million, or 47%, during the three and six months ended June 30, 2004, respectively, as compared to the same periods in 2003.

Cash flow from operations for the second quarter was a record $264.7 million compared to $189.9 million for the same period in 2003. The Company reduced long-term debt by $65.3 million during the second quarter of 2004 to $1.39 billion and repurchased 320,000 shares of outstanding common stock bringing year-to-date repurchases to 503,300 shares.

Second quarter oil and gas sales averaged 187,391 barrels per day (BPD) on a barrel oil equivalent (BOE) basis and represented another record quarter for Pioneer. Second quarter oil sales averaged 44,880 BPD and natural gas liquids sales averaged 22,219 BPD. Gas sales in the second quarter averaged 722 million cubic feet per day (MMcfpd). Realized prices for oil and natural gas liquids for the quarter were $27.94 and $22.92 per barrel, respectively. Realized Argentine oil prices decreased during the second quarter due to the implementation of a new formula for domestic oil prices to bring them in approximate parity with oil exports that are subject to a 20% export tax. The realized price for gas was $4.36 per thousand cubic feet (Mcf), while North American gas prices averaged $5.12 per Mcf. Argentine gas prices increased 14% during the second quarter as compared to the prior year quarter, as a result of the federal decree outlining future gas price increases during the next two years becoming effective in May.

Second quarter production costs averaged $5.60 per BOE. Second quarter production costs included two months of fixed lease operating expenses associated with the phased start-up of the Devils Tower project in May. As additional Devils Tower wells are completed during the remainder of 2004 and into 2005, the fixed costs per BOE of this project are expected to decline.

Exploration and abandonment costs of $39.7 million for the quarter include $17.2 million of dry hole and abandonment costs that were primarily attributable to a dry hole in Equatorial Guinea and the abandonment of a well that was drilled in 2002 along the southern portion of the Olowi block oil accumulation in Gabon which is not included in the current development plan. Also included were $20.7 million of geologic and geophysical expenses including seismic costs in Argentina and Alaska and $1.8 million of delay rentals and unproved acreage abandonments.

Income tax expense for the quarter resulted in a consolidated effective tax rate of approximately 43%. The effective tax rate is higher than the U.S. federal and state statutory rates (approximately 36.5%) primarily due to the aforementioned international exploration and abandonment expenses that created deferred tax benefits that cannot be recognized until sufficient future taxable income in those countries is assured.

For the same quarter last year, Pioneer reported oil sales of 32,079 BPD, natural gas liquids sales of 22,656 BPD and gas sales of 626 MMcfpd. Realized prices for the 2003 second quarter were $24.25 per barrel for oil, $17.92 per barrel for natural gas liquids and $4.15 per Mcf for gas, while North American gas prices averaged $4.86 per Mcf.

Update on Proposed Merger with Evergreen Resources, Inc. (“Evergreen”)

Integration preparation is well underway with a number of Pioneer’s key employees preparing to join Evergreen’s team in Denver. Evergreen is acquiring two additional coil tubing rigs and two additional fracture stimulation units that will be instrumental in Pioneer’s plan to accelerate drilling in the Raton Basin to approximately 300 wells per year. Pioneer anticipates that $8 million to $10 million of general and administrative costs will be saved by combining the companies’ operations.

“I am very pleased with our progress in the integration of the Pioneer/Evergreen merger and look forward to a successful closing in September. Upon completion of the merger, we will have an even stronger base of North American assets, a longer reserve life, a robust inventory of lower-risk development opportunities and sufficient excess cash flow to invest in our high-impact commercialization projects and exploration prospects around the world,” stated Scott D. Sheffield, Chairman and CEO.

The waiting period under the Hart-Scott-Rodino filing expired July 22, 2004. The Form S-4 pertaining to the merger has been filed with the Securities and Exchange Commission, and Pioneer and Evergreen are awaiting final clearance to prepare and mail materials to solicit stockholder approval. The companies will issue news releases as soon as the dates for the special meetings of stockholders have been established.

Operations Update

The deepwater Gulf of Mexico Devils Tower field began producing in May, and is currently producing from two wells. Six additional wells are awaiting completion during the next several months, including two during the third quarter. Goldfinger and Triton (25% working interest or “WI”), satellite discoveries to the Devils Tower field, are expected to be jointly tied back to the Devils Tower spar with first production expected in 2005. In mid-June, Pioneer achieved first production from its Tomahawk and Raptor fields (100% WI) in the western deepwater Gulf of Mexico, both subsea tiebacks to the Falcon field facilities. Completion of the fields in just ten months established a new record for deepwater development. In June, Pioneer participated in a discovery on the Thunder Hawk (12.5% WI) prospect at Mississippi Canyon Block 734. The sidetrack well encountered in excess of 300 feet of net oil pay in two high-quality reservoir zones, and the partners are currently evaluating appraisal and development options, with an additional well to further delineate the field likely to commence in late 2004. In the second quarter, Pioneer was awarded leases on 19 Gulf of Mexico blocks covering approximately 102,000 acres, of which 14 are located in the deepwater.

Pioneer is participating in a joint exploration program in the National Petroleum Reserve-Alaska (NPR-A). Pioneer was the apparent high co-bidder (20% WI) on 63 tracts covering approximately 717,000 acres in the NPR-A Northwest Planning Area and also acquired a 20% WI in 167,000 acres in the adjacent NPR-A Northeast Planning Area and in federal offshore blocks.

Onshore development continues with 11 onshore rigs running in the U.S. and five rigs running in Argentina. During the first six months of the year, Pioneer successfully completed 117 wells in the U.S., 31 wells in Argentina and 26 wells in Canada.

In Argentina, Pioneer completed the expansion of its Loma Negra gas plant in Neuquen and a 20-mile pipeline to deliver gas from the new reserves being developed in the Portezuelos and Anticlinal Campamento fields located west of the plant. Gas is being produced in Argentina at record levels, and the increased plant capacity will maximize the recovery of gas liquids.

In Tunisia, a new discovery, Dalia-1 (28% WI), encountered several oil and gas bearing zones. The well was placed on production July 17 and is currently producing at an initial rate of approximately 1,600 BPD from one zone. Upon completion of the initial production phase, the well is expected to produce from multiple zones at significantly higher rates. In the adjacent Hawa field, a development well, Hawa-2 (28% WI), commenced drilling July 21.

In West Africa, Pioneer acquired a 40% WI in the Production Sharing Contract for Block H offshore Equatorial Guinea. The Company has identified multiple prospects on the 400,000 acres covered by the blocks. The first exploration well, Bravo-1, was unsuccessful, and a second well is planned for 2005. In Gabon, Pioneer received governmental approval of its Exclusive Exploitation Agreement and is working toward finalizing the plans for field development.

Financial Outlook

The following statements are estimates based on current expectations. These forward-looking statements are subject to a number of risks and uncertainties which may cause the Company’s actual results to differ materially from the following statements. The last paragraph of this release addresses certain of the risks and uncertainties to which the Company is subject.

Third quarter 2004 production is expected to average 185,000 to 200,000 BOE per day, reflecting the incremental production expected from Devils Tower, Tomahawk and Raptor, the variability of oil cargo shipments in Tunisia and South Africa, and the seasonal increase in gas demand during Argentina’s winter season. Third quarter lease operating expenses (including production and ad valorem taxes) are expected to average $5.40 to $5.90 per BOE based on current NYMEX strip prices for oil and gas. Depreciation, depletion and amortization expense is expected to average $8.75 to $9.25 per BOE as a greater proportion of the Company’s production is being produced from higher-cost basis deepwater Gulf of Mexico and South Africa properties. Total exploration and abandonment expense is expected to be $25 million to $45 million. General and administrative expense is expected to be $17 million to $19 million. Interest expense is expected to be $21 million to $24 million and accretion of discount on asset retirement obligations is expected to be approximately $2 million. The Company’s effective income tax rate is expected to range from 36% to 39% based on current capital spending plans, including cash income taxes of $4 million to $8 million that are principally related to Argentine and Tunisian income taxes and nominal alternative minimum tax in the U.S. Other than in Argentina and Tunisia, the Company continues to benefit from the carryforward of net operating losses and other positive tax attributes.

The third quarter forecast excludes any potential effects of the proposed merger with Evergreen. Pioneer expects to update its forecasts for the quarter upon completion of the merger. The Company’s financial results and oil and gas hedges are outlined on the attached schedules.

Earnings Conference Call

This morning at 10:00 a.m. Eastern, Pioneer will discuss its second quarter financial and operating results with an accompanying presentation. The call will be webcast on Pioneer’s website, www.pioneernrc.com. At the website, select ‘INVESTOR’ at the top of the page. For those who cannot listen to the live broadcast, a replay will be available shortly after the call. Alternately, you may dial (800) 474-8920 (confirmation code: 151546) to listen to the call via the telephone and view the accompanying visual presentation at the website above. A telephone replay will be available by dialing (888) 203-1112: confirmation code: 151546.

Pioneer is a large independent oil and gas exploration and production company with operations in the United States, Argentina, Canada, Equatorial Guinea, Gabon, South Africa and Tunisia. Pioneer’s headquarters are in Dallas. For more information, visit Pioneer’s website at www.pioneernrc.com.

The proposed merger will be submitted to each of Pioneer’s and Evergreen’s stockholders for their consideration, and Pioneer will file with the SEC a registration statement containing the joint proxy statement-prospectus to be used by Pioneer to solicit approval of its stockholders to issue additional stock in the merger and to be used by Evergreen to solicit the approval of its stockholders for the proposed merger. Pioneer will also file other documents concerning the proposed merger. You are urged to read the registration statement and the joint proxy statement-prospectus regarding the proposed merger when they become available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the joint proxy statement-prospectus including the registration statement, as well as other filings containing information about Pioneer at the SEC’s Internet Site (http://www.sec.gov). Copies of the joint proxy statement-prospectus can also be obtained without charge, by directing a request to: Pioneer Natural Resources Company, Susan Spratlen, 5205 N. O’Connor Blvd., Suite 900, Irving, Texas 75039, or via telephone at 972-969-3583.

Pioneer and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Pioneer in connection with the proposed merger. Evergreen and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Evergreen in connection with the proposed merger. Additional information regarding the interests of those participants may be obtained by reading the joint proxy statement-prospectus regarding the proposed merger when it becomes available.

This filing contains forward-looking statements that are made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995, particularly those statements regarding the effects of the proposed merger and those preceded by, followed by or that otherwise include the words “believes,” “expects,” “anticipates,” “intends,” “estimates,” or similar expressions. Forward-looking statements relating to expectations about future results or events are based upon information available to Pioneer and Evergreen as of today’s date, and neither Pioneer nor Evergreen assumes any obligations to update any of these statements. The forward-looking statements are not guarantees of the future performance of Pioneer, Evergreen or the combined company, and actual results may vary materially from the results and expectations discussed. For instance, although Pioneer and Evergreen have signed an agreement for a subsidiary of Pioneer to merger with Evergreen, there is no assurance that they will complete the proposed merger. The merger agreement will terminate if the companies do not receive necessary approval of each of Pioneer’s and Evergreen’s stockholders or government approvals or fail to satisfy conditions to closing. Additional risks and uncertainties related to the proposed merger include, but are not limited to, conditions in the financial markets relevant to the proposed merger, the successful integration of Evergreen into Pioneer’s business, and each company’s ability to compete in the highly competitive oil and gas exploration and production industry. The revenues, earnings and business prospects of Pioneer and the combined company and their ability to achieve planned business objectives will be subject to a number of risks and uncertainties. These risks and uncertainties include, among other things, volatility of oil and gas prices, product supply and demand, competition, government regulation or action, foreign currency valuation changes, foreign government tax and regulation changes, litigation, the costs and results of drilling and operations, Pioneer’s ability to replace reserves, implement its business plans, or complete its development projects as scheduled, access to and cost of capital, uncertainties about estimates of reserves, quality of technical data, environmental and weather risks, acts of war or terrorism. These and other risks are identified from time to time in Pioneer’s SEC reports and public announcements.

PIONEER NATURAL RESOURCES Second Quarter Conference Call August 2, 2004

Forward-Looking Statements Except for historical information contained herein, the statements in this Presentation are forward-looking statements that are made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements, and the business prospects of Pioneer are subject to a number of risks and uncertainties which may cause the Company's actual results in future periods to differ materially from the forward-looking statements. These risks and uncertainties include, among other things, volatility of oil and gas prices, product supply and demand, competition, government regulation or action, international operations and associated international political and economic instability, litigation, the costs and results of drilling and operations, Pioneer's ability to replace reserves, implement its business plans or complete its development projects as scheduled, access to and cost of capital, uncertainties about estimates of reserves, quality of technical data, environmental and weather risks, acts of war or terrorism. These and other risks are described in Pioneer's 10-K and 10-Q Reports and other filings with the Securities and Exchange Commission. This Presentation does not constitute an offer of any securities for sale.

Second Quarter Results Reported net income of $70 million, or $.58 per diluted share Reported record cash flow from operations of $265 million Reduced debt $65 million for the quarter and $164 million for the six months Announced a strategic merger with Evergreen Resources, Inc. Completed debt exchange offers on three series of outstanding senior notes and issued $527 million of new twelve year 5.875% senior notes Repurchased 503,300 shares through the first half of 2004 Achieved first production from the Tomahawk, Raptor and Devils Tower fields Announced a discovery at Thunder Hawk in the deepwater GOM Announced a discovery at Dalia-1 on the Adam concession in Tunisia Entered a joint venture to explore in the NPR-A in Alaska and acquired leases on more than 800,000 acres Acquired a 40% interest in Block H covering 400,000 acres offshore Equatorial Guinea Awarded 19 leases in central Gulf of Mexico lease sale, 14 in the deepwater

Merger with Evergreen Best long-lived gas asset onshore North America Provides low-risk opportunities to balance Pioneer's drilling program Adds unconventional gas (CBM) expertise that can be leveraged in other plays Merger Announcement Hart-Scott-Rodino waiting period expired May 4, 2004 July 22, 2004 August 2004 Expect to mail final proxy to shareholders September 2004 Shareholder Meetings Merger Progression

Evergreen Integration Update Extensive on-site meetings completed with Evergreen staff from all levels of the organization to ensure smooth transition On-track to accelerate development, planning 300 wells in 2005 Key Pioneer employees to move to Denver $8-$10 million of estimated cost savings per year Fracture stimulation fleets and drilling equipment currently being constructed for use in the 2005 drilling program

Lower-Risk Onshore Base Onshore U.S. Argentina Canada Tunisia Other East 0.43 0.14 0.03 0.01 0.39 Argentina United States Canada Spraberry Uinta Piceance Raton Pawnee Hugoton % of 2004E Production* West Panhandle 2004 2010 Base 78 79.5 79 78.5 78.5 78.5 78 New Base 8 33 40 48 57 65 73 Argentina 28 36 43 46 51 56 61 Canada 8 8 9 10 11 12 13 Tunisia 1 2 4 6 8 10 12 Long-Term Potential Production Profile Offshore US Onshore Argentina Tunisia Canada Tunisia *Pro forma for merger with EVG assuming 10/1/04 closing

Evergreen Impact to Onshore U.S. Base 1st Qtr 2nd Qtr PXD 407.4 407.4 EVG 139.3 1st Qtr 2nd Qtr PXD 0.36 0.36 EVG 0.07 1st Qtr 2nd Qtr PXD 2500 2500 EVG 2000 *Pro forma for EVG merger announced during 2nd quarter Texas Kansas Colorado Utah West Panhandle Spraberry Uinta Piceance Raton Pawnee Hugoton 1st Qtr 2nd Qtr PXD 21 21 EVG 2 Production (MMcfpd) % of Company Production Drilling Locations R/P Ratio Q2 Q2 PF* 407 547 36% 43% 2,500 4,500 21 23 Q2 Q2 PF* Q2 Q2 PF* Q2 Q2 PF*

Q1 Q2 Q3 Q4 2002 65.1 80 105.4 62 2003 66.6 103.3 114.3 91.7 2004 97.8 122 Argentina - On Track for Growth Gas Production Continuing to Grow Mmcfpd Q1 Q2 Q3 Q4 2002 0.68 0.44 0.42 0.45 2003 0.54 0.57 0.54 0.56 2004 0.58 0.65 Gas Realizations Continue to Improve* ($US/Mcf) Gov't price increases effective May 12 Record gas production *Excludes incremental price impact of US$.40 associated NGL production in Neuquen Basin Government-mandated gas price increases began in May for sales to industrial users Expect gas prices to rise to near pre-devaluation levels by 2006 Argentina has begun importing gas from Bolivia at ~$1.60 per mcf

Offshore Producing Asset Base Other Offshore US Sable East 0.61 0.35 0.04 Gulf of Mexico South Africa % of 2004E Production 2004 2010 Base 78 79.5 79 78.5 78.5 78.5 78 New Base 8 33 40 48 57 65 73 Argentina 28 36 43 46 51 56 61 Canada 8 8 9 10 11 12 13 Tunisia 1 2 4 6 8 10 12 Offshore 65 48 35 23 12 7 7 Sable 8 5 2 0 Long-Term Potential Production Profile Gulf of Mexico Onshore Sable Canyon Express Devils Tower Falcon Corridor Sable Base Onshore Production

Commercialization North Africa Gas Evaluating gas market for discoveries on Anaguid and BEK blocks Gabon Received government approval of EEA, finalizing plan of development South Africa Gas Negotiating gas contract price and evaluating development cost 2004 2010 Base 78 79.5 79 78.5 78.5 78.5 78 New Base 8 33 40 48 57 65 73 Argentina 28 36 43 46 51 56 61 Canada 8 8 9 10 11 12 13 Tunisia 1 2 4 6 8 10 12 Offshore 65 48 35 23 12 7 7 Sable 8 5 2 0 Alaska 0 0 0 0 14 31 31 Ozona Deep 0 0 1 4 3 1 0 South Africa Gas 0 0 0 7 7 7 7 Gabon 0 0 9 15 13 10 10 NA Gas 0 0 1 2 4 6 6 Long-Term Potential Production Profile South Africa United States Gabon Tunisia Base Onshore + Offshore Production Alaska Evaluating commercialization of Oooguruk discovery Gulf of Mexico Negotiating production handling contract for Ozona Deep and evaluating options for Thunder Hawk

Exploration Upside 2004 2010 Base 78 79.5 79 78.5 78.5 78.5 78 New Base 8 33 40 48 57 65 73 Argentina 28 36 43 46 51 56 61 Canada 8 8 9 10 11 12 13 Tunisia 1 2 4 6 8 10 12 Offshore 65 48 35 23 12 7 7 Sable 8 5 2 0 Alaska 0 0 0 0 14 31 31 Ozona Deep 0 0 1 4 3 1 0 South Africa Gas 0 0 0 7 7 7 7 Gabon 0 0 9 15 13 10 10 Tunisia Gas 0 0 1 2 4 6 6 Risked Exploration 0 8 17 29 52 68 68 Acquisition Wedge 4 13 15 16 18 18 Acquisition Wedge 2 4 13 15 16 18 18 Long-Term Potential Production Profile Risked exploration success Base Production + Commercialization West Africa Acquired 400,000 acres in Equatorial Guinea Actively pursuing additional blocks Ghadames Basin Plan to drill 6-7 wells over the next 12 months Work underway to expand our acreage position North Slope of Alaska Planning to drill at least 2 prospects this winter Gulf of Mexico Plan to drill 6-10 wells over the next 12 months Building acreage position Awarded 19 blocks in recent lease sale Plan to participate in August lease sale

2004 2010 Base 78 79.5 79 78.5 78.5 78.5 78 New Base 8 33 40 48 57 65 73 Argentina 28 36 43 46 51 56 61 Canada 8 8 9 10 11 12 13 Tunisia 1 2 4 6 8 10 12 Offshore 65 48 35 23 12 7 7 Sable 8 5 2 0 Alaska 0 0 0 0 14 31 31 Ozona Deep 0 0 1 4 3 1 0 South Africa Gas 0 0 0 7 7 7 7 Gabon 0 0 9 15 13 10 10 Tunisia Gas 0 0 1 2 4 6 6 Risked Exploration 0 8 17 29 52 68 68 Acquisition Wedge 4 13 15 16 18 18 Acquisition Wedge 2 4 13 15 16 18 18 Long-Term Potential Production Profile $200 MM Acquisitions in 2005 & 2006 Add'l $200 MM Acquisitions in 2005 & 2006 Over $1 billion of excess cash flow above base capital expenditures in 2005/2006 Low-risk growth from onshore assets balanced by high- impact opportunities in Alaska, Gulf of Mexico and Africa Targeting 10% CAGR for 2004-2010 Free Cash Flow and Production Growth 10% CAGR Risked Exploration Success Commercialization Projects Gulf of Mexico Production Base Onshore Production

Net Income $70 $.58 Net Cash Provided by Operating Activities $265 Non-GAAP Financial Measures Discretionary Cash Flow $295 EBITDAX $326 Weighted Avg. Diluted Shares O/S 120 2nd Quarter Summary (in millions, except per share data) Refer to the accompanying Supplemental Information for a reconciliation of the non-GAAP financial measures to their comparable financial measure presented in accordance with GAAP and disclosure regarding why this information is considered useful to investors. Per Diluted Share

Factors Driving 2nd Quarter Earnings to Lower End of Guidance Argentina oil price realizations were impacted due to a new government oil pricing formula to keep Argentine gasoline prices flat in the face of rising world oil prices and equalize in-country sales with exports that are subject to a 20% export tax New formula results in a sales price equal to: 80% of WTI price less normal quality differentials when WTI price is above $36 86% of WTI price less normal quality differentials when WTI price is below $36 Exploration expense, including associated costs, was at the higher end of guidance Initial Equatorial Guinea well was unsuccessful and resulted in both "dry hole expense" and "other expense" for reimbursable partner costs that cannot be recognized until revenues from future Equatorial Guinea projects is assured In Gabon, a well drilled in 2002 at the southern end of the Olowi oil accumulation that is not in the current development plan was expensed as a noncash charge Higher effective income tax rate (noncash) International operations and particularly international exploration activities make projecting a consolidated effective income tax rate difficult as it is dependent on the results of drilling activities, the tax rates and laws in each country and in many cases tax attributes are limited to a permit or block The above mentioned international activities in Equatorial Guinea and Gabon provided no tax shelter due to our tax situation in each country Cash taxes for the 2nd quarter were $4.6 million

Oil & Gas Revenue Millions o&g Revenues Q1 Q2 Q4 99 Q1 00 Q2 00 4Q 00 1Q 01 2Q 01 3Q 01 4Q 01 1Q 02 2Q 02 3Q 02 4Q 02 1Q 03 2Q 03 3Q 03 4Q 03 1Q 04 2Q 04 prof 116 134.8 163 174 198 252 258 219 198 172 166 172 168 195 281 344 336 349 447 447 actual 36.7 39.3 Q2P Q 3 2003 $336 $349 Q 4 2003 $447 Q 2 2004 $447 Q 1 2004

Volumes Q1 Q2 Q2P Q3 Q3P Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3E Oil 50.407 47.76 34.8 36.6 33.16 34.85 35 33 34 34 35 34 33 34 35 31 30 31 32 32 33 44 48 45 MBOE Gas NGL Oil Q 3 2003 163 Q 4 2003 168 107 (643 Mmcf) 23 33 101 (607 Mmcf) 23 44 186 Q 1 2004 Daily Production Volumes 187 115 (688 Mmcf) 23 48 Q 2 2004 Q 3 E 2004 120 (722 Mmcf) 22 45 185-200* *All forecasts pertaining to Q3 exclude impact of Evergreen

Volumes Q1 Q2 Q2P Q3 Q3P Q4 Q1 Q2 Q3 Q4 Q1 01 Q201 Q3 01 4Q 01 1Q 02 2Q 02 3Q 02 4Q 02 1Q 03 2Q 03 3Q 03 4Q 03 1Q 04 2Q 04 3Q 04 E 2002 2003 US 50.407 47.76 34.8 36.6 33.16 88.3 86.25 85 86 81 78 79 78 79 80 80 81 90 100 124 125 126 138 139 80.5 106.5 20 20 Argentina 27.54 26.2 24.16 24.03 23.96 22.93 22.73 26 28 25 24 27 28 21 22 20 26 19 20 26 30 27 26 30 7.5 11 20 10 MBOE Daily Production Volumes Q 3 2003 163 Q 4 2003 168 125 8 30 Q 1 2004 186 126 7 27 Africa Canada Argentina US 8 187 Q 2 2004 14 8 26 138 Q 3 2004 E 10 30 139 8 185-200

Realized Prices * N. American gas price, including hedges, averaged $5.12 per Mcf during Q2 2004 Prices Oil NGL Gas Q4 99 19.09 15.76 20.4 q1 00 22.44 19 11.82 1.97x6 q2 00 22.59 18.37 15.6 2.6x6 q3 00 25.48 20.73 17.22 q400 25.48 23.13 23.1 q101 25.03 22.71 27.48 4.58x6 Q201 24.74 19.29 18.6 '3.1x6 q301 25.06 15.01 15.96 Q401 21.69 11.99 15.96 '2.66x6 Q102 23.17 10.73 14.82 2.47x6 Q203 23.58 14.58 14.88 2.48x6 Q302 21.77 14.1 13.8 2.25x6 Q402 22.96 16.08 16.5 2.75x6 Q103 25.82 22 24.36 4.06x6 Q203 24.25 17.92 24.9 4.15x6 Q303 25.35 18.71 22.26 3.71x6 Q403 26.6 19.46 21.6 3.60x6 Q104 28.31 22.55 26.4 4.40x6 Q204 27.94 22.92 26.1 4.36x6 Including Hedges Oil NGL Gas $25.35 $18.71 $3.71 Q3 03 Q3 03 Q3 03 Q4 03 Q4 03 Q4 03 $26.60 $19.46 $3.60 Q1 04 Q1 04 Q1 04 $28.31 $22.21 $4.41 Q2 04 Q2 04 Q2 04 $27.94 $22.92 $4.36*

Production Costs Workovers Production Taxes Ad Valorem Taxes Field Fuel LOE Per BOE Q1 Q2 Q3 Q1 2000 Q2 2000 Q3 2000 Q4 2000 Q1 01 Q2 2001 Q3 01 Q4 01 Q1 02 Q2 02 Q3 02 Q4 02 Q1 03 Q2 03 Q3 03 Q4 03 Q1 04 Q2 04 Q3 04 E LOE 2.99 2.42 2.47 2.18 2.05 2.2 2.33 2.36 2.58 2.89 3.19 3.29 2.88 2.63 2.68 3.02 3.3 3.29 3.44 3.36 3.65 Field Fuel 0.45 0.81 0.96 1.46 1.54 0.9 0.6 0.51 0.49 0.65 0.63 0.7 1 0.72 0.68 0.55 0.65 0.65 3rd Party FF 0.12 0.21 0.25 0.35 0.39 Ad Valorem Taxes 0.33 0.34 0.33 0.15 0.4 0.48 0.52 0.57 0.54 0.55 0.54 0.55 0.48 0.38 0.37 0.37 0.46 0.46 Prod Taxes 0.27 0.38 0.37 0.67 0.67 0.79 0.93 1.08 0.76 0.61 0.53 0.5 0.63 0.6 0.43 0.84 0.59 0.55 0.56 0.58 0.57 Workover 0.05 0.1 0.16 0.28 0.06 0.11 0.16 0.21 0.16 0.16 0.14 0.3 0.28 0.26 0.17 0.2 0.11 0.15 0.13 0.22 0.27 5.65 Q 4 2003 Q 3 2003 $5.04 $ .55 $ .15 $ .68 $3.29 $ .37 $5.05 Q 1 2004 $5.27 $ .13 $ .55 $3.44 $ .37 $ .56 Q 2 2004 $ .58 $ .46 $ .65 $3.36 $ .22 Q 3 2004 E $ .57 $ .46 $ .65 $3.65 $ .27 $5.60 $5.40-$5.90

Other Costs Q1 Q2 Q3 Q4 Q 1 2001 Q2 01 03 01 Q4 01 Q1 02 Q2 02 Q3 02 Q4 02 Q1 03 Q2 03 Q3 03 Q4 03 Q1 04 Q2 04 Q3 04 E Non-Cash Int. 3 3 3 3 3 3 0 0 0 0 0 0 0 0 0 0 0 0 0 Cash Int. 37 39 38 37 31 29 30 30 26 25 20 24 22 24 23 22 22 21 22.5 Q1 Q2 Q3 Q1 2000 Q2 2000 Q3 2000 Q4 2000 Q1 01 Q2 2001 q3 2001 Q4 2001 Q1 2002 Q2 2002 Q3 2002 Q4 2002 Q1 2003 Q2 2003 Q3 2003 Q4 2003 Q1 2004 Q2 2004 Q3 2004 E q1 10.2 10.2 8.8 10 7 7 10 10 8 8 10 12 11 12 13 15 14 15 16 18 17 18 2 General & Administrative Costs Millions Interest Costs Millions Q 4 2003 $16 Q 3 2003 $15 Q 4 2003 $22 Q 3 2003 $23 Q 1 2004 Q 1 2004 $18 $22 *Q2 2004 capitalized interest - $.7 Million Q 2 2004 $21* Q 2 2004 $17 Q 3 2004 E Q 3 2004 E $17-$19 $21-$24

Exploration & Abandonments Dry Hole Costs: U.S. $ 1 Africa 16 $17 Geological & Geophysical: U.S. $ 9 Argentina 8 Africa 4 $21 Delay Rentals and Unproved Abandonments: U.S. $ 2 2nd Quarter 2004 Total $40 3rd Quarter 2004 Expected Range: $25 - $45 Million Millions

Finding and Development Costs Millions Acquisitions & Land Exploration Development Volumes Q1 Q2 Q2P Q3 Q3P Q4 Q1 Q2 Q3 Q4 Q1 2001 Q2 01 Q3 01 4Q 01 Q1 02 Q2 02 Q3 02 Q4 02 Q1 03 Q2 03 Q3 03 Q4 03 Q1 04 Q2 04 Development 50.407 47.76 34.8 36.6 33.16 88.3 50 26 30 36 58 71 51 76 75 104 76 90 78 47 83 90 56 79 0 0 0 Exploration 27.54 26.2 24.16 24.03 23.96 22.93 15 31 31 53 49 69 63 40 30 41 26 36 85 56 50 82 102 54 0 0 0 Acquisition 80.95 83.7 67.9 64.57 62.32 7.64 5 3 15 45 18 4 16 143 8 58 113 17 123 6 4 19 6 52 Q 3 2003 $137 $52 $83 $2 Q 4 2003 $191 $82 $90 Q 1 2004 $164 $102 $56 $6 Q 2 2004 $19 $185 $54 $79 $52

Long-Term Debt Reduction 3/31/2003 Q1 2003 9/30/2003 12/31/2003 3/31/2004 6/30/2004 Debt 1768 1711 1621 1555 1457 1391 Acquisition 400 43.8% $1,711 46.9% $1,555 6/30/03 12/31/03 % Debt-to-Book ($ Millions) 6/30/04 54.7% $1,391 $1,621 48.6% 9/30/03 45.3% $1,457 3/31/04 $436 Remaining $164 Achieved $600 MM Debt Reduction Target

Hedge Position Through 2008 7/30/04 Approximate, based on historical differentials to Index prices. **Volumes exclude Evergreen's hedge position. Daily Production: Oil: Swaps: Volume (Bbl) 23,250 27,000 5,000 11,000 15,000 NYMEX Price $29.46 $27.97 $26.19 $30.17 $28.56 % of Total Liquids ~ 35% ~ 35% n/a n/a n/a Gas: Swaps: Volume (Mcf)** 310,000 174,904 70,000 20,000 - NYMEX Price* $4.40 $5.15 $4.25 $3.75 - % of N. America Gas ~ 50% ~ 35% n/a n/a - 2004 2005 2006 2008 2007

Thank You for Joining Pioneer's 2nd Quarter 2004 Earnings Conference Call. We welcome your questions and comments. Please call our Investor Relations department at (972) 969-3583. News Releases and other information including a more comprehensive investor presentation are available on our web site at www.pioneernrc.com.

Pioneer Natural Resources Supplemental Information

Supplemental Non-GAAP Financial Measures EBITDAX and discretionary cash flow ("DCF") are presented herein, and reconciled to the generally accepted accounting principle ("GAAP") measures of net income and net cash provided by operating activities because of their wide acceptance by the investment community as financial indicators of a company's ability to internally fund exploration and development activities and to service or incur debt. EBITDAX and DCF should not be considered as alternatives to net income or net cash provided by operating activities, as defined by GAAP. Net income $ 69,702 Depletion, depreciation and amortization 142,750 Exploration and abandonments 39,683 Accretion of discount on asset retirement obligations 2,016 Interest expense 21,402 Income taxes 51,759 Loss on disposition of assets, net 232 Commodity hedge related amortization (11,242) Amortization of stock-based compensation 2,887 Other noncash items 6,463 EBITDAX 325,652 Less: Cash interest expense (26,395) Current income taxes (4,615) Discretionary cash flow 294,642 Less: Cash exploration expense (6,225) Changes in operating assets and liabilities (23,713) Net cash provided by operating activities $264,704 Q2 04 (thousands)

Impact of Terminated Commodity Hedges (millions) Q1 Q2 Q3 Q4 Total 2004 Oil $ .3 $ .3 $ .6 Gas 10.7 10.7 21.4 Total $ 11.0 $11.0 $22.0 2005 Oil $ .1 $ .2 $ .1 $ .2 $ .6 Gas .2 .1 .2 .1 .6 Total $ .3 $ .3 $ .3 $ .3 $ 1.2 Amortization of Locked-In Gains* *Locked-in gains and losses will be recognized as increases or decreases to oil and gas revenue over the remaining original term of the commodity hedges. The above locked-in gains include amounts for which cash settlement has been deferred as follows: (i) $639 thousand of settlements payable during the remainder of 2004 and (ii) $209 thousand of settlements receivable during 2005.

Impact of Terminated Interest Rate Swap Fair Value Hedges Q1 Q2 Q3 Q4 Total Interest Reduction (Increase): 2004 $ 3.4 $ 2.1 $ 5.2 2005 $ 1.9 $ 1.1 $ .7 $ .5 $ 4.2 2006+ $ (9.6) $ ( .2) Amortization of Locked-In Gains (Losses)* (Millions) * Locked-in gains (losses) on terminated interest rate swap fair value hedges are reflected in the carrying value of long-term debt and will be amortized as reductions in the case of gains, or increases in the case of losses, to interest expense over the remaining original terms of the interest rate swaps.

Gas Differentials Q2 03 Q3 03 Q4 03 Q1 04 Q2 04 NYMEX bid week average $ 5.49 $ 5.10 $ 4.58 $ 5.69 $ 5.97 NYMEX differential before hedges U.S. $ ( .37) $ ( .31) $ ( .29) $ (.37) $ (.26) Canada $ (.06) $ (.34) $ (.01) $ (.48) $ (.39) Argentina(1) $(4.92) $(4.56) $(4.02) $(5.11) $(5.32) Total Company $(1.10) $(1.07) $( .83) $(1.05) $(1.13) Realized price before hedges U.S. $ 5.12 $ 4.79 $ 4.29 $ 5.32 $ 5.71 Canada $ 5.43 $ 4.76 $ 4.59 $ 5.21 $ 5.58 Argentina $ .57 $ .54 $ .56 $ .58 $ .65 Total Company $ 4.39 $ 4.03 $ 3.75 $ 4.64 $ 4.84 Impact of gas price hedges per Mcf $ ( .24) $ ( .32) $( .15) $ (.23) $ (.48) Realized price after hedges Total Company $ 4.15 $ 3.71 $ 3.60 $ 4.41 $ 4.36 (1) Argentine gas priced by contract, averaging between 1.0 and 1.5 Argentine pesos per Mcf.

Oil Differentials

	Q2 03	Q3 03	Q4 03	Q1 04	Q2 04
NYMEX calendar month average	$28.91	$30.20	$31.18	$35.15	$38.32
NYMEX Differential before hedges					
U.S.	$ (.43)	$ (1.10)	$(2.01)	$(2.43)	$ (2.02)
Canada	$(3.82)	$ (1.23)	$ (.44)	$ (.15)	$ 1.16
South Africa(1)	-	-	$ (.14)	$(3.34)	$ (2.27)
Tunisia(1)	-	$ (3.26)	$(3.05)	$(2.58)	$ (3.45)
Argentina(2)	$(4.84)	$ (4.10)	$(4.74)	$(4.48)	$(13.91)
Total Company	$(1.51)	$ (1.93)	$(2.47)	$(3.03)	$ (4.38)
Realized oil price before hedges					
U.S.	$28.48	$29.10	$29.17	$32.72	$36.30
Canada	$25.09	$28.97	$30.74	$35.00	$39.48
South Africa	-	-	$31.04	$31.81	$36.05
Tunisia	-	$26.94	$28.13	$32.57	$34.87
Argentina	$24.07	$26.10	$26.44	$30.67	$24.41
Total Company	$27.40	$28.27	$28.71	$32.12	$33.94
Impact of oil hedges per Bbl	$(3.15)	$(2.92)	$(2.11)	$(3.81)	$(6.00)
Realized oil price after hedges					
Total Company	$24.25	$25.35	$26.60	$28.31	$27.94

(1) South Africa and Tunisia oil differentials will fluctuate due to the oil being sold periodically such that the price received is dependent upon the date the oil is sold.

(2) Argentina oil differentials in Q2 '04 were impacted by the governments implementation of a new formula for domestic oil pricing to bring them in approximate parity with export prices that are subject to a 20% export tax (see slide 14). In addition, oil differentials will fluctuate due to Tierra Del Fuego and exported Neuquen oil being sold periodically (i.e. every 30-45 days) such that the price received is dependent upon the date the oil is sold.

31

PXD

(Millions) Six Months Ended June 30, 2004 U.S. Argentina Tunisia Total Current Taxes $ 3 $ 3 $ 6 $ 12 Deferred Taxes 83 (1) (2) 80 Tax Provision $ 86 $ 2 $ 4 $ 92 2004 Estimated Cash Taxes* $20 - $30 Income Taxes * Pioneer has net operating losses in the U.S. and certain foreign locations, excluding Argentina and Tunisia. Consequently, for federal tax purposes, the Company will only be subject to alternative minimum tax in the U.S. at an effective rate of 2% and minimal federal taxes in other foreign locations, if any. Pioneer will continue to be subject to taxes in Argentina and Tunisia and to state and local taxes in each jurisdiction.

The proposed merger will be submitted to each of Pioneer's and Evergreen's stockholders for their consideration, and Pioneer will file with the SEC a registration statement containing the joint proxy statement-prospectus to be used by Pioneer to solicit approval of its stockholders to issue additional stock in the merger and to be used by Evergreen to solicit the approval of its stockholders for the proposed merger. Pioneer will also file other documents concerning the proposed merger. You are urged to read the registration statement and the joint proxy statement-prospectus regarding the proposed merger when they become available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the joint proxy statement-prospectus including the registration statement, as well as other filings containing information about Pioneer at the SEC's Internet Site (http://www.sec.gov). Copies of the joint proxy statement-prospectus can also be obtained without charge, by directing a request to: Susan Spratlen; 5205 N. O'Connor Blvd, Suite 900, Irving, Texas 75039; 972-969-3583 Pioneer and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Pioneer in connection with the proposed merger. Evergreen and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Evergreen in connection with the proposed merger. Additional information regarding the interests of those participants may be obtained by reading the joint proxy statement- prospectus regarding the proposed merger when it becomes available.

Legal Information

     This filing contains forward-looking statements that are made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995, particularly those statements regarding the effects of the proposed merger and those preceded by, followed by or that otherwise include the words “believes,” “expects,” “anticipates,” “intends,” “estimates,” or similar expressions. Forward-looking statements relating to expectations about future results or events are based upon information available to Pioneer and Evergreen as of today’s date, and neither Pioneer nor Evergreen assumes any obligations to update any of these statements. The forward-looking statements are not guarantees of the future performance of Pioneer, Evergreen or the combined company, and actual results may vary materially from the results and expectations discussed. For instance, although Pioneer and Evergreen have signed an agreement for a subsidiary of Pioneer to merge with Evergreen, there is no assurance that they will complete the proposed merger. The merger agreement will terminate if the companies do not receive necessary approval of each of Pioneer’s and Evergreen’s stockholders or government approvals or fail to satisfy conditions to closing. Additional risks and uncertainties related to the proposed merger include, but are not limited to, conditions in the financial markets relevant to the proposed merger, the successful integration of Evergreen into Pioneer’s business, and each company’s ability to compete in the highly competitive oil and gas exploration and production industry. The revenues, earnings and business prospects of Pioneer and the combined company and their ability to achieve planned business objectives will be subject to a number of risks and uncertainties. These risks and uncertainties include, among other things, volatility of oil and gas prices, product supply and demand, competition, government regulation or action, foreign currency valuation changes, foreign government tax and regulation changes, litigation, the costs and results of drilling and operations, Pioneer’s ability to replace reserves, implement its business plans, or complete its development projects as scheduled, access to and cost of capital, uncertainties about estimates of reserves, quality of technical data, environmental and weather risks, acts of war or terrorism. These and other risks are identified from time to time in Pioneer’s SEC reports and public announcements.

     The proposed merger will be submitted to each of Pioneer’s and Evergreen’s stockholders for their consideration, and Pioneer will file with the SEC a registration statement containing the joint proxy statement-prospectus to be used by Pioneer to solicit approval of its stockholders to issue additional stock in the merger and to be used by Evergreen to solicit the approval of its stockholders for the proposed merger. Pioneer will also file other documents concerning the proposed merger. You are urged to read the registration statement and the joint proxy statement-prospectus regarding the proposed merger when they become available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the joint proxy statement-prospectus including the registration statement, as well as other filings containing information about Pioneer at the SEC’s Internet Site (http://www.sec.gov). Copies of the joint proxy statement-prospectus can also be obtained without charge, by directing a request to: Pioneer Natural Resources Company, Susan Spratlen, 5205 N. O’Connor Blvd., Suite 900, Irving, Texas 75039, or via telephone at 972-969-3583.

     Pioneer and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Pioneer in connection with the proposed merger. Evergreen and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Evergreen in connection with the proposed merger. Additional information regarding the interests of those participants may be obtained by reading the joint proxy statement-prospectus regarding the proposed merger when it becomes available.